UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Qudian Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

747798 106 (1)

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)         This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Class A ordinary share.

SCHEDULE 13G

CUSIP No. 747798 106

1	Names of Reporting Persons Li Du
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 16,795,698 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12,670,000 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,795,698 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
8.9% of Class A ordinary shares (or 6.6% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) IN

*                 The percentages used in this Schedule 13G/A are calculated based on a total of 189,514,026 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

1	Names of Reporting Persons GUOSHENG FINANCIAL HOLDING INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 16,795,698 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12,670,000 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,795,698 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
8.9% of Class A ordinary shares (or 6.6% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G/A are calculated based on a total of 189,514,026 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

1	Names of Reporting Persons GUOSHENG (HONG KONG) INVESTMENT LIMITED (formerly known as WA SUNG INVESTMENT LIMITED)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 16,795,698 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12,670,000 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,795,698 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
8.9% of Class A ordinary shares (or 6.6% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G/A are calculated based on a total of 189,514,026 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

Item 1.
(a)	Name of Issuer: Qudian Inc.
(b)	Address of Issuer’s Principal Executive Offices: Tower A, AVIC Zijin Plaza Siming District, Xiamen, Fujian Province 361000 People’s Republic of China

Item 2.
(a)

Name of Person Filing:

(i)                               Li Du;

(ii)                            Guosheng Financial Holding Inc. (“Guosheng”), a public company listed on the Shenzhen Stock Exchange, which is controlled by Mr. Li Du; and

(iii)                         Guosheng (Hong Kong) Investment Limited (formerly known as Wa Sung Investment Limited, “Guosheng HK”),  a limited liability company incorporated under the laws of Hong Kong and a subsidiary of Guosheng.

(b)

Address of Principal Business Office or, if none, Residence:

(i)                              The address of the principal business office of Li Du is 101st Floor, Ping An International Finance Centre, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, People’s Republic of China.

(ii)                           The address of the principal business office of Guosheng is 101st Floor, Ping An International Finance Centre, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, People’s Republic of China.

(iii)                        The registered address of Guosheng HK is Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong.

(c)	Citizenship: (i) Li Du — People’s Republic of China (ii) Guosheng — People’s Republic of China (iii) Guosheng HK — Hong Kong Special Administrative Region
(d)	Title and Class of Securities: Class A ordinary shares, par value US$0.0001 per share
(e)	CUSIP No.: 747798 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned(1)		Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Li Du	16,795,698	(3)	8.9%	16,795,698	0	12,670,000	0
Guosheng	16,795,698		8.9%	16,795,698	0	12,670,000	0
Guosheng HK	16,795,698		8.9%	16,795,698	0	12,670,000	0

(1)         As of December 31, 2020, Guosheng HK held 12,670,000 of the Issuer’s Class A ordinary shares and had voting power over 4,125,698 of the Issuer’s Class B ordinary shares held by Qufenqi Holding Limited (“Qufenqi”), pursuant to a proxy and power of attorney granted by Qufenqi to Guosheng HK. As a result, Guosheng HK beneficially owned 16,795,698 of the Issuer’s ordinary shares. Guosheng HK is a subsidiary of Guosheng, which in turn is controlled by Mr. Li Du. Accordingly, each of Mr. Li Du and Guosheng may thereby be deemed to beneficially own 16,795,698 ordinary shares.

(2)         Mr. Li Du’s beneficial ownership represents 8.9% of total Class A ordinary shares (or 6.6% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). The holdings of Guosheng HK, beneficially owned by Guosheng, represent 8.9% of total Class A ordinary shares (or 6.6% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). Calculation is based on a total of 189,514,026 Class A ordinary shares and 63,491,172 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

(3)         Includes 12,670,000 of the Issuer’s Class A ordinary shares held by Guosheng HK and 4,125,698 of the Issuer’s Class B ordinary shares held by Qufenqi, over which Guosheng HK has voting power pursuant to a proxy and power of attorney granted by Qufenqi to Guosheng HK.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Qufenqi has granted voting power over 4,125,698 of the Issuer’s Class B ordinary shares to Guosheng HK, while retaining its economic rights over such 4,125,698 Class B ordinary shares. Therefore, Qufenqi has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 4,125,698 Class B ordinary shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2021

Li Du

/s/ Li Du
Name:	Li Du

GUOSHENG FINANCIAL HOLDING INC.

By:	/s/ Li Du
Name:	Li Du
Title:	Director

GUOSHENG (HONG KONG) INVESTMENT LIMITED

By:	/s/ Cheung Wai Tong
Name:	Cheung Wai Tong
Title:	Director